CompuSonics Video Corporation

    37735 Enterprise Court, Suite 600-B

Farmington Hills  MI  48331-3426

 248 994.0099-tel   248 489.9495-fax

November 16, 2005

Michael Moran, Branch Chief

Securities and Exchange Commission (SEC)

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Item 4.01 Form 8-K filed November 9, 2005

File No. 0-14200

Dear Mr. Moran:

We revised our 8-K report file on November 9, 2005 to reflect your comments included on your comment letter dated November 9, 2005. An amended 8-K/A report was filed today with the SEC.

In addition the Company acknowledges that:

1.

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing;

3.

the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for assisting us in complying with the disclosure requirements.

Sincerely

/s/ Thomas W. Itin

Chairman and CEO